UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Blue Earth, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

095428108
(CUSIP Number)

Jackson Investment Group, LLC 2655 Northwinds Parkway Alpharetta, GA 30009 Attention: Dennis J. Stockwell, General Counsel 770-643-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095428108	13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 32,166,395
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 32,166,395

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,166,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.29%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 095428108	13D/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 32,166,395
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 32,166,395

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,166,395
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.29%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 095428108	13D/A	Page 4 of 6 Pages

This Amendment No. 1 amends Schedule 13D filed on March 20, 2015, by Jackson Investment Group, LLC, and Richard L. Jackson regarding the common stock, $.001 par value per share, of Blue Earth, Inc., a Nevada corporation. Terms used in this amendment shall have the meanings given to them in the Schedule 13D.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

JIG LLC acquired shares or beneficial interest in shares of Common Stock in various transactions and for various amounts of consideration as follows:

1.	Beneficial interest in 150,000 shares of Common Stock under a three-year warrant for 300,000 shares issued June 23, 2015, in consideration for consulting services;
2.	704,842 shares of Common Stock issued December 11, 2015, in repayment of borrowed funds and reimbursed costs of various financings; and
3.	Beneficial interest in 2,861,856 shares of Common Stock under a five-year warrant issued December 11, 2015, in connection with a financing.

The acquisitions of Common Stock and the warrant identified in (2) and (3) above, respectively, were in connection with various loans from JIG LLC funded by JIG LLC through use of its working capital funds. The source of those funds was distributions or loans from a subsidiary, Jackson Healthcare Staffing Holdings, LLC, a Georgia limited liability company. The subsidiary maintains a revolving credit facility with Bank of America, N.A., and borrows under that facility from time to time to fund some of the working capital needs of its parent, JIG LLC, through distributions and loans.

Item 4.  Purpose of Transaction.

Item 4 is amended to add the following:

In consideration of certain consulting services to be made available by JIG LLC to the Issuer, JIG LLC was issued on June 23, 2015, a warrant to acquire 300,000 shares, half of which were immediately exercisable and half of which will become exercisable after one year. JIG LLC received a warrant on December 11, 2015, immediately exercisable to purchase 2,861,856 shares of Common Stock in consideration of providing the Issuer a loan. In connection with the closing of that loan, JIG LLC was issued shares of Common Stock in payment of an outstanding loan amount and for reimbursement of various costs incurred relating to financings. The warrants are subject to adjustment for stock splits, combinations, reclassifications and other events. The purpose of the acquisition of the Common Stock and rights to purchase Common Stock was solely for investment. The forms of warrants are, respectively, Exhibits 99.10 and 99.11 hereto and are incorporated herein by reference.

While most of these various purchase rights are immediately exercisable, the Reporting Persons have no plans to exercise these rights or other plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described herein and as follows. Depending upon (x) overall market conditions and the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act, (y) the price at which shares of Common Stock are available (1) for purchase, including through private or public market offerings or pursuant to the purchase rights of the various derivative securities held by JIG LLC as reported herein, or (2) for sale, and (z) availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time, the Reporting Persons may seek to increase or decrease their holdings of Common Stock and may seek to engage in communications with management or the Board of Directors of the Issuer or with other stockholders of the Issuer.

CUSIP No. 095428108	13D/A	Page 5 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended to add the following:

The following disclosure assumes 95,525,507 shares of Common Stock are outstanding based on the Issuer’s report of shares outstanding as of November 20, 2015, as reported in the Issuer’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on November 20, 2015.

(a) Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 32,166,395 shares of Common Stock, which constitutes approximately 28.29% of the outstanding shares of Common Stock (assuming the exercise of all warrants and other rights to acquire shares of Common Stock held by the Reporting Persons as contemplated in Rule 13d-3). Of the shares deemed to be beneficially owned 18,170,777 are not outstanding but are subject to a right to be acquired by JIG LLC. Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b) The Reporting Persons share the power to vote and direct the disposition of all 32,166,395 shares of Common Stock reported as being beneficially owned.

(c) On September 10, 2015, a six-month convertible note from the Issuer matured and was retired without exercise of the conversion feature. The payoff of the note triggered the effectiveness of an underlying contingent option to acquire Common Stock, as previously disclosed in Schedule 13 D by JIG LLC. JIG LLC’s beneficial ownership of shares under that six month option decreased from the previously disclosed 10,000,000 shares to 9,803,921 shares due to an amendment of the option price from $1.00 to $1.02 on May 14, 2015.

On June 23, 2015, the Issuer issued JIG LLC a warrant to purchase 300,000 shares of Common Stock at a price of $1.08 per share. The warrant was immediately exercisable with respect to 150,000 shares, and the balance of the shares would become exercisable in one year. The warrant was issued in exchange for JIG LLC making certain consulting services available to the Issuer.

On December 11, 2015, in consideration of JIG LLC loaning funds to the Issuer, JIG LLC received from the Issuer an immediately exercisable warrant to purchase 2,861,856 shares of Common Stock at $0.50 per share. At the closing of that loan on December 11, 2015, the Issuer paid an amount owed under a previous loan and reimbursed JIG LLC for certain costs and fees related to that loan and earlier loans by issuing 704,842 shares of Common Stock to JIG LLC at a value of $0.50 per share.

(d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.10	Form of Common Stock Purchase Warrant of Blue Earth, Inc., incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K for June 28, 2015 filed on June 30, 2015.

Exhibit 99.11	Form of Warrant of Blue Earth, Inc., incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K for December 11, 2015 filed on December 17, 2015.

CUSIP No. 095428108	13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 21, 2015

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: December 21, 2015

/s/ Richard L. Jackson
Richard L. Jackson